Exhibit 99.1

For Immediate Release:	September 15, 2021

Home BancShares, Inc. Announces Triple Accretive Acquisition

and Entry to Texas Through a Combination with Happy Bancshares, Inc.,

Creating an Expansive Southern Banking Institution Stretching from Panhandle to Panhandle

Conway, AR and Amarillo, TX – Home BancShares, Inc. (NASDAQ: HOMB) (“Home BancShares” or "HOMB"), the parent company of Centennial Bank, and Happy Bancshares, Inc. (“Happy Bancshares”), the parent company of Happy State Bank, jointly announced today that they have entered into a definitive merger agreement pursuant to which Home BancShares will acquire Happy Bancshares in an all-stock merger, with Home BancShares as the surviving entity.

The combination grants Home BancShares access to the high growth Texas market and establishes the combined entity as a dominant Southern institution with the opportunity to leverage each company’s track record of performance, integration and leadership. The combination positions Home BancShares to expand further into Texas and potentially acquire additional institutions over time.

Under the terms of the definitive merger agreement, which was unanimously approved by the Boards of directors of both companies, Happy Bancshares shareholders upon closing of the merger will receive 2.17 shares of Home BancShares stock for each share of Happy Bancshares they own and will begin receiving quarterly dividends declared by Home BancShares. Based on a volume-weighted average closing price per share of Home BancShares stock of $21.77 during the 20-trading-day period ending on September 13, 2021, the per share consideration value is $47.24 and the aggregate transaction value is approximately $919 million.

The transaction is consistent with Home BancShares’ M&A track record and is expected to be immediately triple accretive: resulting in increases to earnings per share of 5.5%1 and 9.2%1 for 2022 and 2023, respectively; book value per share of 5.1%2 and tangible book value per share of 1.5%2. Following the completion of this transaction, Home BancShares will continue to have a robust capital position along with an improved operating profile. The pro forma bank will be approximately $23.3 billion2 in assets, $13.4 billion2 in loans and $18.7 billion2 in deposits and will be one of the 75 largest banks headquartered in the United States3.

1 Assumes 75% realization of cost savings in 2022 and full realization of cost savings in 2023

2 Estimates are based on 12/31/21 projections

3 By deposit market share. Source S&P Global Market Intelligence

Home BancShares will continue to be headquartered in Conway, Arkansas and operate as Centennial Bank in its current markets. As part of the transaction, Home BancShares will add J. Pat Hickman, current Happy Bancshares Chairman, to its Board of Directors. Happy Bancshares CEO, Mikel Williamson will join the Centennial Bank executive team while additional Happy State Bank executives are to maintain leadership roles in Texas markets. Following completion of the merger, branches located in Texas will be branded Happy State Bank, a Division of Centennial Bank.

“Happy State Bank is excited to join forces with one of the top-performing banks in the country,” said J. Pat Hickman, Chairman of Happy Bancshares. “Centennial Bank is one of the few banks that has grown even faster and stronger than Happy, and with a similar mix of serving both small towns and metropolitan areas, they check every box when it comes to taking care of customers, stockholders and employees. It’s just a great match. I have to say it…we’re happy to be joining the HOMB team.”

John Allison, Co-Founder, Chairman, President and CEO of Home BancShares, stated, “We have expressed our desire to return to Texas for several years. We are thrilled to have found such a quality bank to partner with to make this expansion a reality. As strong as HOMB’s loan yield is, Happy’s is even stronger. Combine that with joining forces with their founder, J. Pat Hickman, quality employees and 1,300 loyal individual shareholders, makes this a very attractive combination. Making a ‘triple accretive’ transaction, with no earn-back period (which includes $55 million in deal costs plus $28 million to be taken immediately after close reflective of the CECL "double count") and now being in two of the best growth markets in the U.S. (Texas and Florida) should reap strong returns for our shareholders.”

“Centennial is one of the best banks in the country and Happy is one of the best banks in Texas when it comes to taking care of their stockholders, customers, employees and communities. It’s exciting to see two great community banks with great cultures join forces,” added Mikel Williamson, President and CEO of Happy State Bank.

The merger is expected to close early in the first quarter of 2022, subject to satisfaction of customary closing conditions, including customary regulatory approvals and approval by the shareholders of each company.

Piper Sandler served as the financial advisor to Home BancShares and provided a fairness opinion, with Mitchell, Williams, Selig, Gates & Woodyard serving as legal advisor. Stephens Inc. served as financial advisor to Happy Bancshares and provided a fairness opinion, with Alston & Bird serving as legal advisor.

Conference Call & Presentation

Management will conduct a conference call to review this information at 1:00 p.m. CT (2:00 ET) on Wednesday, September 15, 2021. We encourage all participants to pre-register for the conference call using the following link: https://dpregister.com/sreg/10160040/ed0711ac98. Callers who pre-register will be given dial-in instructions and a unique PIN to gain immediate access to the live call. Participants may pre-register now, or at any time prior to the call, and will immediately receive simple instructions via email. The Home BancShares conference call will also be automatically scheduled as an event in your Outlook calendar.

Those without internet access or unable to pre-register may dial in and listen to the live call by calling 1-877-508-9586 and asking for the Home BancShares conference call. A replay of the call will be available by calling 1-877-344-7529, Passcode: 10160040, which will be available until September 22, 2021 at 10:59 p.m. CT (11:59 ET). Internet access to the call will be available live or in recorded version on the Company's website at www.homebancshares.com under “Investor Relations” for 12 months.

Additional information regarding the acquisition is provided in a supplemental presentation available on the Company's website at www.homebancshares.com, under the “Investor Relations” section.

About Home BancShares

Home BancShares operates as the bank holding company for Centennial Bank that provides commercial and retail banking, and related financial services to businesses, real estate developers and investors, individuals, and municipalities. Centennial Bank has branch locations in Arkansas, Florida, South Alabama and New York City. The Company's common stock is traded through the NASDAQ Global Select Market under the symbol “HOMB.” The company was founded in 1998 and is headquartered in Conway, Arkansas. Visit www.homebancshares.com or www.my100bank.com for more information.

About Happy Bancshares

Happy Bancshares operates as the bank holding company for Happy State Bank that offers a broad range of financial services and products through its current network of bank branches in communities across the Texas Panhandle, South Plains, Austin, Central Texas and the Dallas/Fort Worth Metroplex. Happy State Bank was founded in 1908 in Happy, Texas and today is headquartered in Amarillo, Texas. Visit www.HappyBank.com for more information.

Forward-Looking Statements

This release contains forward-looking statements which include, but are not limited to, statements about the benefits of the business combination transaction involving Home BancShares, Inc. (“Home”) and Happy Bancshares, Inc. (“Happy”), including the combined company’s future financial and operating results, plans, expectations, goals and outlook for the future. Statements in this press release that are not historical facts should be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements of this type speak only as of the date of this press release. By nature, forward-looking statements involve inherent risk and uncertainties. Various factors could cause actual results to differ materially from those contemplated by the forward-looking statements, including, but not limited to, (i) the possibility that the acquisition does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; (ii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, ongoing or future effects of the COVID-19 pandemic, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Home and Happy operate; (iv) the ability to promptly and effectively integrate the businesses of Home and Happy; (v) the reaction to the transaction of the companies’ customers, employees and counterparties; and (vi) diversion of management time on acquisition-related issues. Additional information on factors that might affect Home’s financial results is included in its Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on February 26, 2021. Home assumes no obligation to update the information in this press release, except as otherwise required by law.

Additional Important Information and Where to Find It

This press release may be deemed to be solicitation material in respect of the proposed transaction by Home and Happy. In connection with the proposed acquisition, Home intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of Home common stock to be issued to shareholders of Happy in connection with the transaction. The Registration Statement will include a Joint Proxy Statement of Home and Happy and a Prospectus of Home, as well as other relevant materials regarding the proposed merger transaction involving Home and Happy. INVESTORS AND SECURITY HOLDERS OF HOME AND HAPPY ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER TRANSACTION. Investors and security holders may obtain free copies of these documents, once they are filed, and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by Home at Home’s website at http://www.homebancshares.com, Investor Relations, or by contacting Donna Townsell, by telephone at (501) 328-4625.

Participants in Solicitation

Home and Happy and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Home and Happy in connection with the merger transaction. Information about the directors and executive officers of Home and their ownership of Home common stock is set forth in the proxy statement for Home’s 2021 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 2, 2021. Information about the directors and executive officers of Happy and their ownership of Happy common stock will be set forth in the Joint Proxy Statement/Prospectus to be included in the Registration Statement. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the merger transaction. Free copies of this document may be obtained as described in the preceding paragraph when it becomes available.

Investor Contact

Donna Townsell

Director of Investor Relations

Home BancShares, Inc.

(501) 328-4625